SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 11-K

                                ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934
    For the fiscal year ended December 31, 2005.


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934
    For the transition period from                   to                  .


                        Commission File Number 0-25236

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                           MICREL, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

                             MICREL, INCORPORATED
                              2180 Fortune Drive
                              San Jose, CA 95131

                              REQUIRED INFORMATION

1. Financial Statements and Schedule

   The following documents are filed as part of this report on the pages indicated:

                                                                       Page No.
                                                                       --------
Report of Independent Registered Public Accounting Firm                     3

Statements of Net Assets Available for Benefits                             4


Statement of Changes in Net Assets Available for Benefits                   5

Notes to Financial Statements                                           6 - 11

Supplemental Schedule
   Schedule H, Part IV, Item 4i - Schedule of Assets (Held At End
    of Year)                                                                12

2. Exhibits

   Exhibit 23 - Independent Registered Public Accounting Firm Consent       13


                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            MICREL, INC. 401(k) PLAN

Date:   June 29, 2006                 By:   /s/ Richard D. Crowley Jr.
                                            --------------------------
                                            Richard D. Crowley Jr.
                                            Vice President, Finance and
                                            Chief Financial Officer

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Administrative Committee
Micrel, Inc. 401(k) Plan
San Jose, California

We have audited the accompanying statements of net assets available for benefits of Micrel, Inc. 401(k) Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Micrel, Inc. 401(k) Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at year end is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                              ARMANINO McKENNA LLP
                                              San Ramon, California
June 26, 2006

                            MICREL, INC. 401(k) PLAN
                Statements of Net Assets Available for Benefits
                           December 31, 2005 and 2004
                           __________________________

                                     ASSETS
                                     ------
                                                       2005           2004
                                                   ------------   ------------
Cash                                               $      9,548   $     21,247

Investments at fair value
  Registered investment companies                    32,096,033     27,508,632
  Employer common stock                                 591,160        512,584
                                                   ------------   ------------
    Total investments at fair value                  32,687,193     28,021,216

Investments at contract value
  Guaranteed investment contract                      3,390,971      3,206,196
                                                   ------------   ------------

    Total investments                                36,078,164     31,227,412

Participant loans                                       940,325        844,920

Employer contribution receivable                        622,000        617,000
                                                   ------------   ------------

Total assets                                       $ 37,650,037   $ 32,710,579
                                                   ------------   ------------

                                  LIABILITIES
                                  -----------

Accrued liabilities                                      42,108            --
                                                   ------------   ------------

  Total liabilities                                      42,108            --
                                                   ------------   ------------

Net assets available for benefits                  $ 37,607,929   $ 32,710,579
                                                   ============   ============

   The accompanying notes are an integral part of these financial statements.

                            MICREL, INC. 401(k) PLAN
           Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2005
                           __________________________
Additions to net assets
  Contributions
    Participant contributions                                    $  3,413,261
    Employer contributions                                            622,000
    Rollovers                                                         264,756
                                                                 ------------
      Total contributions                                           4,300,017
  Interest and dividends                                              106,013
  Net appreciation in fair value of investments                     2,783,314
                                                                 ------------
      Total additions                                               7,189,344
                                                                 ------------

Deductions from net assets
  Benefits paid to participants                                     2,229,057
  Investment and administrative fees                                   62,937
                                                                 ------------
      Total deductions                                              2,291,994
                                                                 ------------

Net increase in net assets                                          4,897,350

Net assets available for benefits at December 31, 2004             32,710,579
                                                                 ------------

Net assets available for benefits at December 31, 2005           $ 37,607,929
                                                                 ============

   The accompanying notes are an integral part of these financial statements.

                            MICREL, INC. 401(k) Plan
                         Notes to Financial Statements
                           December 31, 2005 and 2004
                           __________________________

1. Description of the Plan
--------------------------
   The following description of the Micrel, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement and summary plan description for a more complete description of the Plan's provisions.

   General
   -------
   The Plan, a defined contribution plan sponsored by Micrel, Inc. (the "Company" or "Employer"), intended to qualify under Section 401(a) and related provisions of the Internal Revenue Code, was established effective January 1, 1980. The Plan is designed to provide participants with a means to defer a portion of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   During the year ended December 31, 2003, the Plan was amended to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") and the provisions of certain other acts collectively referred to as "GUST". Participants should refer to the Plan documents for further details on the amendments.

   Plan administration
   -------------------
   The Company is the administrator of the Plan and, as such, carries out the duties imposed by ERISA. The Company has delegated certain responsibilities for the operation and administration of the Plan. Custodianship of investment assets and execution of investment transactions is provided by The Charles Schwab Trust Company ("Charles Schwab"). Recordkeeping services are provided by Invesmart.

   Certain administrative fees of the plan, including audit fees, were paid directly by the Company for the year ended December 31, 2005.

   Eligibility
   -----------
   All non-excluded employees, as defined by the Plan, become eligible to participate in the Plan on the first day of the month following their employment commencement date. Participants of the Plan who have more than six months of service, as defined, are eligible to receive discretionary contributions from the Company based on the provisions of the Plan. Participants should refer to the Plan document for further detail on the Plan's eligibility provisions.

                            MICREL, INC. 401(k) Plan
                         Notes to Financial Statements
                           December 31, 2005 and 2004
                           __________________________


1. Description of the Plan (continued)
--------------------------------------

   Contributions
   -------------
   Annually, participants may elect to make salary deferral contributions up to 100% of their pretax eligible compensation, as defined in the Plan, subject to certain IRS limitations. A participant may also contribute cash to the Plan in the form of a "rollover contribution" from another qualified employer-sponsored retirement plan. Employer contributions may be contributed at the discretion of the Company's board of directors and are invested in a portfolio of investments as directed by the Company.

   Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a guaranteed investment contract, money market funds, registered investment companies (i.e., mutual funds), and employer common stock as investment options for participants.

   Participant accounts
   --------------------
   Each participant's account is credited with the participant's contribution and earnings thereon and an allocation of (a) the Company's contribution and earnings thereon, and charged with an allocation of administrative expenses, and (b) forfeitures of terminated participants' non-vested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   Vesting
   -------
   Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company discretionary contributions portion of their accounts plus actual earnings thereon is based on years of continuous service as defined by the Plan. A participant is 100% vested after 6 years of credited service.

   Payment of benefits
   -------------------
   Distributions and withdrawals are payable upon termination, financial hardship, disability, death, or retirement. The participant (or his/ her beneficiary) may elect to receive either a lump-sum amount equal to the vested value of his or her account, or installments over a period of years not to exceed the life expectancy of the participant. Participant account balances of less than $5,000 are distributed by lump-sum payment.

                            MICREL, INC. 401(k) Plan
                         Notes to Financial Statements
                           December 31, 2005 and 2004
                           __________________________

1. Description of the Plan (continued)
--------------------------------------

   Participant loans
   -----------------
   Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the remaining balance in the participant's account and bear interest at rates that range from 6.0% to 11.5%, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

   Forfeitures
   -----------
   Forfeitures shall be allocated to all participants eligible to share in the allocations in the same proportion that each participant's compensation for the year bears to the compensation of all participants for such year. These accounts will be used to reduce future employer contributions and/or admin-istrative expenses. At December 31, 2005 and 2004, there was $26,393 and $238,982 in forfeited nonvested accounts, respectively. There were $205,704 in forfeitures applied during the Plan year ended December 31, 2005.


2. Summary of Significant Accounting Policies
--------------------------------------------

   Basis of accounting
   -------------------
   The financial statements of the Plan are prepared under the accrual basis of accounting.

   Payment of benefits
   -------------------
   Benefits are recorded when paid.

   Investment valuation and income recognition
   -------------------------------------------
   Shares of registered investment companies (i.e., mutual funds) are valued at quoted market prices as reported by the Custodian, which represent the net asset value of shares held by the Plan at year-end. Common stocks are valued at quoted market prices as reported by the Custodian. Participant loans are valued at cost which approximates fair value. The guaranteed investment contract is reported at contract value, which approximates fair value, as reported to the Plan by Metropolitan Life Insurance Company ("MetLife")
   (see Note 3). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                            MICREL, INC. 401(k) Plan
                         Notes to Financial Statements
                           December 31, 2005 and 2004
                           __________________________

2. Summary of Significant Accounting Policies (continued)
---------------------------------------------------------

   Risks and uncertainties
   -----------------------
   The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits. Investment fees, which may vary according to the individual funds selected, are paid out of the assets of the Plan. Participants should refer to the prospectuses of the individual investment funds for further details on individual investment fees.

   Estimates
   ---------
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


3. Guaranteed Investment Contract
---------------------------------
   The Plan invests in a fully benefit-responsive guaranteed investment contract with MetLife. The investment contract is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract is included in the financial statements at contract value as reported to the Plan by MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses and approximates fair value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

   There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4.55% and 4.60%, respectively, for 2005 and 4.41% and 4.40%, respectively, for 2004. The crediting interest rate is based on an agreed-upon formula with the issuer, but may not be less than 0% percent. Such interest rates are reviewed and reset, as applicable, on a quarterly basis.

                            MICREL, INC. 401(k) Plan
                         Notes to Financial Statements
                           December 31, 2005 and 2004
                           __________________________

4. Investments
--------------
   The following presents investments that represent 5 percent or more of the Plan's net assets at December 31:

                                                       2005           2004
                                                   ------------   ------------
      Dreyfus Midcap Index Fund                    $  3,468,560   $  2,943,740
      MetLife GIC                                  $  3,390,971   $  3,206,196
      Dreyfus S&P 500 Index Fund                   $  3,119,287   $  2,937,042
      Hotchkis & Wiley Mid-Cap Value Fund Class A  $  2,849,645   $  2,107,884
      Royce Premier Fund                           $  2,473,459   $  1,973,810
      Selected American Fund                       $  2,401,367   $  2,118,544
      Columbia Intermediate Bond Fund              $  2,379,923   $  2,235,958
      Europacific Growth Fund R4                   $  2,343,766         N/A
      Growth Funds of America R4                   $  2,002,153   $  1,676,083
      Managers Special Equity Fund                 $  1,955,946   $  2,063,210
      Artisian Midcap Fund                               N/A      $  1,823,660

   During 2005, the Plan's investments appreciated in value by $2,783,314 (including gains and losses on investments bought and sold, as well as held during the year) as follows:

      Registered investment companies                             $  2,568,052
      Guaranteed investment contract                                   184,775
      Employer common stock                                             30,487
                                                                  ------------
                                                                  $  2,783,314
                                                                  ============


5. Nonparticipant-Directed Investments
--------------------------------------
   Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                       2005           2004
                                                   ------------   ------------
      Net assets
        Registered investment companies
        (mutual funds)                             $  5,479,780   $  4,952,356

      Changes in net assets
        Interest and dividends                     $     77,794
        Net appreciation in fair value of
         investments                                    472,814
        Benefits paid to participants                   (23,184)
                                                   ------------
                                                   $    527,424
                                                   ============

                            MICREL, INC. 401(k) Plan
                         Notes to Financial Statements
                           December 31, 2005 and 2004
                           __________________________

6. Tax Status
-------------
   The Internal Revenue Service has determined and informed Company by a letter dated November 4, 2005, that the Plan was designed in accordance with applicable sections of the Internal Revenue Service Code (the "Code"). The Plan has been amended since adoption. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


7. Party in Interest and Related Party Transactions
---------------------------------------------------
   Plan investments are held by Schwab. Schwab is the custodian as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions specifically exempted from the prohibited transaction rules of ERISA.


8. Plan Termination
-------------------

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the full value of each participant's account shall become fully vested and nonforfeitable.


9. Reconciliation of Financial Statements to Form 5500
------------------------------------------------------
   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

      Net assets available for benefits
       per the financial statements                      $ 37,607,929
      Excess contributions payable                             42,108
                                                         ------------
      Net assets available for benefits
       per Form 5500                                     $ 37,650,037
                                                         ============

                              SUPPLEMENTAL SCHEDULE

                                      MICREL, INC. 401(k) PLAN
               Schedule H, Part IV, Item 4i - Schedule of Assets (Held At End of Year)
                                   EIN: 94-2526744; Plan No. 001
                                         December 31, 2005
                                       ____________________

                                                          (c)
                    (b)                  Description of Investment including                  (e)
             Identity of Issue,            Maturity Date, Rate of interest,        (d)      Current
(a)  Borrower, Lessor, or Similar Party   Collateral, Par or Maturity Value       Cost       Value
---  ----------------------------------  -----------------------------------  -----------  -----------
 *   Micrel Inc.                         Common Stock                         $   659,539  $   591,160
     Artisan Midcap Fund                 Mutual Fund                          $ 1,329,698  $ 1,564,152
     Buffalo Small Cap Fund              Mutual Fund                          $   909,856  $ 1,039,829
     Calamos Growth Fund                 Mutual Fund                          $   239,028  $   260,029
     Calvert Income Fund                 Mutual Fund                          $   540,296  $   526,979
     Columbia Intermediate Bond Fund     Mutual Fund                          $ 2,431,477  $ 2,379,923
     Dodge & Cox Stock Fund              Mutual Fund                          $   529,880  $   653,841
     Dreyfus Bond Market Index
      Investor Fund                      Mutual Fund                          $   552,750  $   723,678
     Dreyfus Midcap Index Fund           Mutual Fund                          $ 2,967,081  $ 3,468,560
     Dreyfus S&P 500 Index Fund          Mutual Fund                          $ 2,764,266  $ 3,119,287
     EuroPacific Growth Fund R4          Mutual Fund                          $ 1,824,009  $ 2,343,766
     Growth Funds of America R4          Mutual Fund                          $ 1,611,366  $ 2,002,153
     Hotchkis & Wiley Mid-Cap Value
      Fund Class A                       Mutual Fund                          $ 2,542,286  $ 2,849,645
     Managers Special Equity Fund        Mutual Fund                          $ 1,788,160  $ 1,955,946
     Metlife GIC                         Guaranteed Investment Contract       $ 3,154,793  $ 3,390,971
     Royce Premier Fund                  Mutual Fund                          $ 2,016,531  $ 2,473,459
 *   Schwab International Index Fund     Mutual Fund                          $ 1,366,524  $ 1,725,467
     Selected American Fund              Mutual Fund                          $ 1,957,912  $ 2,401,367
     T Rowe Price Mid Cap Value Fund     Mutual Fund                          $   233,719  $   255,006
     Van Kampen Growth & Income Fund     Mutual Fund                          $   417,456  $   426,754
     Vanguard 500 Index Fund
      Admiral Shares                     Mutual Fund                          $   250,471  $   276,388
     Vanguard Short Term Fund            Mutual Fund                          $   639,404  $   634,201
     Wilshire Target Large Company
      Growth Investment Fund             Mutual Fund                          $   443,906  $   540,175
 *   Schwab Government Money Fund        Money Market                         $         1  $         1
 *   Schwab Institutional Advantage MMF  Money Market                         $   451,852  $   451,852
 *   Schwab U.S. Treasury Money
      Market Fund                        Money Market                         $    23,575  $    23,575
 *   Cash                                Cash                                 $     9,548  $     9,548
 *   Participant Loans                   Interest Rates 6.0-11.5%                   N/A    $   940,325

*Indicates a party-in-interest.